UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2013

Commission File Number: 001-34238

THE9 LIMITED

Building No. 3, 690 Bibo Road

Zhangjiang Hi-tech Park, Pudong New Area

Shanghai 201203, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE9 LIMITED

By:	/s/ Jun Zhu
Name:	Jun Zhu
Title:	Chairman and Chief Executive Officer

Date: October 22, 2013

Exhibit Index

Exhibit 99.1 — Press Release

Exhibit 99.1

The9 Limited Announces Signing of Non-Binding Term Sheet with Strategic Investor Shanghai Oriental Pearl Culture Development Co., Ltd.

SHANGHAI, CHINA, October 21, 2013 – The9 Limited (NASDAQ: NCTY) (“The9”), an online game developer and operator, today announced that it has entered into a non-binding term sheet for the possible issue of common shares by Red5 Studios, Inc. (“Red 5”), a subsidiary of The9, to Shanghai Oriental Pearl Culture Development Co., Ltd., (“Oriental Pearl”) and the possible sale to Oriental Pearl by certain shareholders of Red 5 for an aggregate of US$23,945,700 investments. The pre-money valuation of the MMO game Firefall developed by Red5 is US$100,000,000. Upon the completion, Oriental Pearl will be a 20.01% minority shareholder of Red 5 and Red 5 will still be a subsidiary of The9.

Oriental Pearl is a wholly-owned subsidiary of Shanghai Oriental Pearl (Group) Co., Ltd. (SH : 600832), which is a public company listed in China and is engaged in culture and entertainment industry in China.

This transaction is subject to due diligence and other related works. There can be no assurance that definitive investment documents will be entered into by the parties, or that the proposed transaction will be completed.

About The9 Limited

The9 Limited is an online game developer and operator. The9 develops and operates, directly or through its affiliates, its proprietary MMO games including Firefall and Qiji2. The9 also develops and operates web games and social games. In 2010, The9 established its Mobile Internet Unit to focus on mobile internet business. The9 develops and operates three mobile platforms under The9’s Mobile Internet Unit including mobile game platform The9 Game Zone, mobile advertising platform Juzi and mobile reading platform KingReader. In 2013, The9 formed a joint venture with Shanghai ZTE to develop and operate Smart TV business.

About Firefall

Firefall, a sci-fi shooter based in an open sandbox, multiplayer world, features hi-tech gunplay and abilities in an all-out war simulation between players and a huge invading NPC army known only as The Chosen. Created by a AAA team lead by the former Team Lead of World of Warcraft, Mark Kern, and original Tribes 1 & 2 Lead Designer, Scott Youngblood, Firefall promises a never before seen original genre blending the best of true shooter gameplay with rich MMO world elements.

About Red 5 Studios

Red 5 Studios is an online entertainment company located in California, driven by their motto to “Change Everything, Create Fun.” Red 5 Studios drives a perpetual revolution to create fresh new gaming experiences and innovations that change the way we play and experience games. “We change everything, challenging old conventions and disrupting our own industry. We do this, because we seek nothing less than total gamer satisfaction, entertainment and fun.” Visit www.red5studios.com for more information.

For further information, please contact:

Ms. Phyllis Sai

Manager, Investor Relations

The9 Limited

Tel: +86 (21) 5172-9990

Email: IR@corp.the9.com

Website: http://www.corp.the9.com/